Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Delta Air Lines, Inc. for the registration of debt securities, warrants, common stock, preferred stock, rights, purchase contracts and units and to the incorporation by reference therein of our reports dated February 10, 2023, with respect to the consolidated financial statements of Delta Air Lines, Inc., and the effectiveness of internal control over financial reporting of Delta Air Lines, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

June 16, 2023